FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

9 August 2004

PREMIER FARNELL PLC

PREMIER FARNELL PLC
(Translation of registrant’s name in English)

Armley Road, Leeds, West Yorkshire
LS12 2QQ, England
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _____X_____            Form 40-F __________

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes ________________            No  ______X_______

        If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC (Registrant)
Date: 9 August 2004	By: Steven John Webb Steven John Webb Group Company Secretary and General Counsel

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company PREMIER FARNELL PLC	2.	Name of shareholder having a major interest FMR CORP (FIDELITY)

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 NON-BENEFICIAL	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BANK OF NEW YORK BRUSSELS
BANK OF NEW YORK LONDON
CHASE MANHATTAN BANK AG
FRANKFURT
CHASE MANHATTAN BANK LONDON
CHASE NOMINEES LTD
CITIBANK
DEUTSCHE BANK
DEUTSCHE BANK AG, LONDON
HSBC CLIENT HOLDINGS NOMINEE
(UK) LIMITED
JP MORGAN
MELLON BANK
MELLON NOMINEES LTD
MORGAN STANLEY
NATIONAL AUSTRALIA BANK
NORTHERN TRUST
NORTRUST NOMINEES LTD
NORTHERN TRUST LONDON
PICG
STATE STREET BANK & TRUST
STATE STREET HONG KONG
STATE STREET NOMINEES LTD
BANK OF NEW YORK
BANK OF NEW YORK-EUROPE
BT GLOBENET NOMINEES LIMITED
JP MORGAN CHASE
LLOYDS BANK NOMINEES LIMITED
SUMITOMO T&B
HSBC

916,100
1,817,800
 124,100
1,361,376
 2,139,146
417,800
361,300
44,313
 9,600
1,089,200
 433,400
 91,200
607,300
 12,000
 1,087,800
 1,261,100
 251,100
6,800
473,700
16,400
 639,800
 207,700
 81,900
 557,900
13,300
 3,000
364,690
191,200

5.	Number of shares/amount of stock acquired NOT DISCLOSED	6.	Percentage of issued class NOT DISCLOSED	7.	Number of shares/amount of stock disposed NOT DISCLOSED	8.	Percentage of issued class NOT DISCLOSED

9.	Class of security ORDINARY SHARES OF 5P EACH	10.	Date of transaction NOT DISCLOSED	11.	Date company informed 5 AUGUST 2004

12.	Total holding following this notification 14,581,025	13.	Total percentage holding of issued class following this notification 4.01%

14.	Any additional information	15.	Name of contact and telephone number for queries STEVEN WEBB COMPANY SECRETARY PREMIER FARNELL PLC 150 ARMLEY ROAD LEEDS LS12 2QQ TEL. 0113 387 5277

16.	Name and signature of authorised company official responsible for making this notification STEVEN WEBB COMPANY SECRETARY

	Date of notification: 5 AUGUST 2004